                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)


                             THE ACTAVA GROUP INC.
                    - - - - - - - - - - - - - - - - - - - -
                               (Name of Issuer)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
                    - - - - - - - - - - - - - - - - - - - -
                        (Title of Class of Securities)

                                  361028-10-3
                          - - - - - - - - - - - - - -
                                (CUSIP Number)

                               MICHAEL M. EARLEY
                           SENIOR VICE PRESIDENT AND
                           CHIEF FINANCIAL OFFICER,
                               TRITON GROUP LTD.
                         550 WEST C STREET, SUITE 1880
                             SAN DIEGO, CA  92101
                                 (619) 231-1818
                    - - - - - - - - - - - - - - - - - - - -
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 MARCH 2, 1994
                          - - - - - - - - - - - - - -
                     (Date of Event which Requires filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of 13 Pages

- -------------------------                               ----------------------
  CUSIP NO. 361028-10-3                   13D             PAGE 2 OF 13 PAGES
- -------------------------                               ----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRITON GROUP LTD.
      33-0318166

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    W/C


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,413,598

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,413,598

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,413,598
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.03

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, HC

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

   THIS FILING IS BEING MADE TO AMEND AND RESTATE IN FULL THE SCHEDULE 13D AND AMENDMENTS THERETO FILED BY TRITON GROUP LTD. WITH RESPECT TO THE COMMON STOCK OF THE ACTAVA GROUP INC. IN ORDER TO COMPLY WITH THE ELECTRONIC FILING REQUIREMENTS OF RULE 101(A)(2)(II) OF SUBPART 232.100 OF REGULATION S-T, WHICH ARE NOW APPLICABLE TO THE ACTAVA GROUP INC.


Item 1:   Security and Issuer.
          -------------------

     Security:      Common Stock, $1.00 Par Value ("Common Stock")
     Issuer:        The Actava Group Inc., formerly Fuqua Industries, Inc.,
                    ("Actava"), a Delaware corporation
     Address:       4900 Georgia-Pacific Center
                    Atlanta, GA  30303

Item 2.   Identity and Background.
          -----------------------

     This Amended and Restated Schedule 13D, reflecting Amendment No. 9 to said
Schedule 13D, is being filed by Triton Group Ltd. ("Triton"), a Delaware corporation (as successor to Intermark, Inc.). The principal business and offices of Triton are located at 550 West C Street, Suite 1880, San Diego, CA 92101. Triton is an operating/holding company

     Attached hereto as Appendix A is a list of the current Directors and Executive Officers of Triton. Neither Triton, nor to the best of its knowledge, any of the Executive Officers or Directors of Triton has during the last five years (ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Triton has acquired the 4,413,598 shares of Common Stock shares of Common Stock reported herein through open market or private purchases and the exercise of options purchased by Triton. The aggregate amount of funds required for such purchases since 1988 was approximately $140,000,000 (inclusive of concessions) and was obtained from working capital of Triton.

Item 4.  Purpose of Transaction.
         ----------------------

     Triton's purpose in purchasing the Actava Common Stock was to further its ultimate objective of acquiring voting control of Actava. Triton has not formulated any specific plan or proposal in this regard and, as indicated below, there can be no assurance that any such plan or proposal will be developed or as to the term(s) or the timing of any such plan or proposal.

     Subject to applicable legal requirements and the factors referred to below, Triton may purchase from time to time, in open market or privately negotiated transactions, additional shares of Actava Common Stock. In determining whether to purchase additional shales of Common Stock and in formulating any plan or proposal to acquire voting control of Actava, Triton intends to consider various factors, including Actava's financial condition, and business and prospects, other developments concerning Actava, price levels of Actava Common Stock, other opportunities available to Triton, developments with respect to Triton's business and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, Triton may determine to dispose of all or a portion of its shares of Actava Common Stock.

     Except as otherwise described in Item 6 hereof, Triton has no present plans for a sale or transfer of a material amount of the assets of Actava or its subsidiaries; a material change in the present capitalization or dividend policy of Actava; a material change in Actava's business or corporate structure; a change in Actava's charter or bylaws which may impede the acquisition of control by any person; a delisting of a class of securities of Actava; or a termination of registration of a class of equity securities of Actava pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above.

     On January 29, 1993, Triton and its former parent, Intermark, Inc. ("Intermark") filed, in the Bankruptcy Court for the Southern District of California, the Joint Plan of Reorganization of Intermark, Inc., Triton Group Ltd., the Official Intermark Committee of Unsecured Creditors and the Official Triton Committee of Unsecured Creditors (the "Joint Plan"). In the Joint Plan, Triton, among other things, proposed to modify the Loan Agreement, dated as of November 27, 1991 (the "Loan Agreement") by and between Actava and Triton, more fully described in Item 6 hereof, to eliminate the right of first refusal granted therein by Triton to Actava to purchase any or all of the shares of Actava Common Stock owned by Triton, and to eliminate certain other covenants contained in the Loan Agreement.

     On June 4, 1993, the Second Amended Joint Plan of Reorganization of Intermark, Inc., Triton Group Ltd., the Official Intermark Committee of Unsecured Creditors and the Official Triton Committee of Unsecured Creditors was confirmed by the Bankruptcy Court for the Southern District of California. Actava was classified as an impaired creditor under Class 1 thereof.

     In connection with the treatment of Actava under the Joint Plan, on June 25, 1993 Triton and Actava entered into an Amended and Restated Loan Agreement, Amended and Restated Promissory Note, Amended and Restated Pledge Agreement, Amended and Restated Stockholder Agreement, Side Letter and Mutual Release (the "Restated Actava Loan Documents").

Under the Restated Actava Loan Documents, Actava shall have the benefit of the covenants, mandatory prepayment obligations, right of first refusal and mutual releases as more fully set forth in the Restated Actava Loan Documents. Triton and Actava have entered into an Amended and Restated Stockholder Agreement (the "Amended Stockholder Agreement"), dated as of June 25, 1993. For so long as Triton owns twenty percent (20%) or more of the outstanding Actava Common Stock, the Amended Stockholder Agreement requires the Actava Board to increase its membership in size from seven (7) to nine (9), and gives Triton the right to designate up to two (2) individuals to serve as Actava Directors. A person designated by Triton to be an Actava Director cannot be a present or former officer or employee of Triton or any current affiliate of Triton.

     Pursuant to the Amended Stockholder Agreement, in August 1993 Richard C. Nevins was appointed to the Actava Board of Directors as a Designated Director (as defined in the Amended Stockholder Agreement) of Triton. Mr. Nevins continues to serve in such capacity. In addition, in February, 1994, Triton nominated Mr. Michael Cahr, a director of Triton, to serve as a second Designated Director on the Actava Board of Directors pursuant to the Amended Stockholder Agreement.

     In December, 1993, Triton announced that it had retained Patricof & Co. Capital Corp. as its financial adviser to advise Triton with regard to its 25% stake in Actava and alternatives available to Triton to maximize value from the Actava holdings.

     Triton has had discussions with the Board of Directors of Actava relating to the performance of Actava and representation of Triton on the Actava Board, but no agreement has been reached, except for the Amended and Restated Stockholder Agreement discussed above. Triton intends to review its other options with respect to Actava but has not settled upon any particular course of action. Triton desires to work with Actava's Board of Directors and management in an effort to realize value for all of Actava's shareholders.

     On March 2, 1994, Triton executed a commitment letter with a bank lender to enter into a loan agreement which will permit Triton to prepay in full its obligations to Actava pursuant to the Amended and Restated Loan Agreement (which has an outstanding balance of approximately $27 million as of the date hereof). This commitment remains subject to the preparation of definitive documents and to certain conditions of closing. Upon the payment in full of Triton's obligations under the Loan Agreement, the pledge by Triton to Actava of the shares of Actava Common Stock to secure Triton's obligations under the Loan Agreement will be released, the restrictions upon the voting rights of such shares imposed by the Amended Stockholder Agreement will lapse, and Actava's rights of first refusal with respect to such shares will terminate.

     Triton has agreed to pledge to the bank lender, as security for the new loan, the shares of Actava Common Stock currently pledged to Actava as well as certain other assets of Triton.

     Triton intends to communicate with up to ten major holders of Actava Common Stock with respect to the strategic direction and performance of Actava. Triton has determined that it will not make any further decisions with respect to its holdings of Actava Common Stock until it has seen the results of such communications.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a)  4,413,598 shares of Common Stock (25.03%).

     (b) Triton has sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of the above shares, subject to the Restated Loan Documents.

     (c) Triton has made the following open market or private purchases of an aggregate of 4,413,598 shares of Common Stock:


         Date          Shares        Price Per Share
       --------      ---------       ---------------
       08-31-88         12,600           $ 26.95
       09-01-88          4,800             26.88
       09-02-88         26,700             27.18
       09-06-88         13,100             27.54
       09-07-88         12,500             27.55
       09-08-88        145,100             28.62
       09-12-88         48,400             28.60
       09-13-88         79,300             28.79
       09-14-88         74,200             29.40
       09-15-88          6,700             29.05
       09-16-88         35,000             29.05
       09-19-88         63,200             28.73
       10-27-88        150,000             33.05
       11-04-88         24,400             30.05
       11-07-88         75,600             29.72
       01-11-89      1,311,984             36.00
       06-09-89         41,700            30.770
       06-19-89         86,900            30.000
       06-20-89         21,714            30.500
       06-21-89         18,000            30.875
       06-23-89        679,400            29.890
       06-26-89         20,000            29.750
       06-27-89         24,200            29.860
       06-30-89        150,000            29.875
       07-06-89         64,200            29.347
       07-07-89         39,000            29.192


         Date          Shares        Price Per Share
       --------      ---------       ---------------
       07-20-89         25,000             28.50
       07-21-89         15,000             28.00
       07-24-89          5,000             27.75
       07-28-89         65,000             27.75
       07-31-89        157,000             28.00
       08-07-89          3,600             28.00
       08-08-89         26,700             28.375
       08-09-89         10,000             28.750
       08-10-89         18,000             28.889
       08-11-89         58,800             29.123
       08-14-89         83,600             29.211
       08-17-89         85,200             30.176
       08-18-89         59,300             30.129
       08-21-89         74,700             30.240
       08-22-89         62,000             30.193
       08-23-89         47,000             30.186
       08-24-89         25,000             30.369
       08-25-89         31,100             30.637
       08-28-89         25,500             30.625
       08-29-89         60,400             30.750
       08-30-89         48,500             30.750
       08-31-89         50,700             30.904
       09-01-89         37,000             31.191
       09-05-89         16,300             31.000
       09-06-89          3,700             30.625
       10-31-89         15,800             29.00
       07-22-93         75,000           $  8.09

          (d)  None

          (e)  N/A

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     As of May 22, 1989, Triton and Actava entered into a Stockholder Agreement setting forth certain conditions established by the Board of Directors of Actava to its approval, pursuant to Section 203(a)(1) of the Delaware General Corporation Law ("DGCL"), of the purchase by Triton of in excess of 15 percent of the outstanding shares of Actava Common Stock in open market or private purchases (the "Stockholder Agreement"). The terms "Affiliate", "Business Combination", "Interested Stockholder" and "Voting Stock" so used herein shall have the meanings ascribed in Section 203(c) of the DGCL.

     The Stockholder Agreement provided that Triton might not engage, nor cause any Affiliate of Triton to engage, in any Business Combination with Actava without the prior approval of a majority of the Disinterested Directors of the Board of Directors of Actava. The Stockholder Agreement further provided that the Board of Directors of Actava would consist of not less than seven members, at least three of whom would be Disinterested Directors; that Triton would cause all shares of Voting Stock owned by it or its Affiliates to be voted for Actava's nominees to the Board of Directors; and that Triton would promptly notify Actava of the date Triton became an Interested Stockholder of Actava, or owner of 15 percent of the outstanding shares of common stock of Actava, as that term is defined in Section 203(c) of the DGCL.

     The term of the Stockholder Agreement was set to expire after the third anniversary of the date Triton became an Interested Stockholder. A true and correct copy of the Stockholder Agreement is attached hereto as Exhibit "16".

     On November 27, 1991, Actava and Triton entered into a Loan Agreement (the "Loan Agreement") whereby Actava agreed to extend a three-year credit facility to Triton providing for borrowings up to a maximum of $32 million. A true and correct copy of the Loan Agreement is attached hereto as Exhibit "12". Proceeds of the facility were used to retire bank debt of Triton and one of its subsidiaries, and for working capital.

     In addition, Actava and Triton entered into a First Amendment to Stockholder Agreement (the "First Amendment") whereby the term of the Stockholder Agreement was extended to the latter of: (a) July 9, 1993; or (b) 12 months after satisfaction of all obligations under the Loan Agreement, but in no event later than November 27, 1994 or the date thereafter upon which all obligations under the Loan Agreement have been satisfied. A true and correct copy of the First Amendment is attached hereto as Exhibit "13".

     In connection with the Loan Agreement, Actava and Triton entered into a Stock Pledge Agreement (the "Pledge Agreement") whereby Triton pledged all the 4,338,598 shares of Actava Common Stock then owned by it to Actava as collateral for performance under the Loan Agreement, and Triton granted a right of first refusal to purchase any or all of the shares of Actava Common

Stock owned by Triton. The Pledge Agreement provided that Triton would notify Actava if it received a bona fide offer to dispose of any or all of its Actava Common Stock, and Actava would have 15 days to exercise its right of first refusal to purchase the Actava Common Stock from Triton on the same terms and conditions. Actava was required to consummate the transaction within 45 days after giving notice of its intention to purchase such shares. A true and correct copy of the Pledge Agreement is attached hereto as Exhibit "14."

     On January 29, 1993, Triton and Intermark filed in the Bankruptcy Court for the Southern District of California the Joint Motion, described more fully in
Item 4 hereof, which sought, among other things, to eliminate Actava's right of first refusal to purchase any or all of the shares of Actava Common Stock held by Triton.

     As described in Item 4 above, pursuant to the Joint Plan, Triton and Actava executed the Restated Actava Loan Documents, effective as of June 25, 1993. Under the Restated Actava Loan Documents, Actava is entitled to receive (i) during the period from June 25, 1993 (the "Effective Date") to April 1, 1997, interest on the principal amount of its Allowed Claim (pursuant to the Joint
Plan) to accrue from the Effective Date at a rate of Prime plus one and one-half percent (1 1/2%) for the first six months following the Effective Date, Prime plus two percent (2%) for the next six months following the Effective Date and Prime plus two and one-half percent (2 1/2%) for the balance of the term of the loan, with such interest payable in cash in arrears on a quarterly basis, and
(ii) on April 1, 1997, a cash payment equal to the unpaid principal balance of such Allowed Claim. Under the Restated Actava Loan Documents, Actava shall have the benefit of the covenants, mandatory prepayment obligations, right of first refusal and mutual releases as more fully set forth in the Restated Actava Loan Documents.

     Pursuant to the Amended Stockholder Agreement, in August 1993 Richard C. Nevins was appointed to the Actava Board of Directors as a Designated Director (as defined in the Amended Stockholder Agreement) of Triton. Mr. Nevins continues to serve in such capacity. In addition, in February, 1994, Triton nominated Mr. Michael Cahr, a director of Triton, to serve as a second Designated Director on the Actava Board of Directors pursuant to the Amended Stockholder Agreement.

     On December 7, 1993, Triton and Actava executed a further amendment to the Loan Agreement (the "Second Amendment") pursuant to which Triton made a principal prepayment of $5,000,000 plus accrued interest on the loan and the loan repayment was revised to provide for quarterly principal payments of $1,250,000 on March 31, June 30, September 30 and December 31 of each year, commencing March 31, 1994, with the remaining principal balance of the loan due and payable on April 1, 1997. In addition, the Second Amendment provided that for purposes of the Mandatory Payment (margin call) provisions of the Loan Agreement, the per share value of Actava Common Stock would not be less than $7.50. Also in connection with execution of the Second Amendment, Triton and Actava executed a First

Amendment to Amended and Restated Stock Pledge Agreement pursuant to which Triton granted Actava a security interest in 75,000 additional shares of Actava Common Stock owned by Triton. The foregoing summary of the revised loan and stock pledge agreements between Triton and Actava is qualified in its entirety by reference to the revised loan agreements, promissory note and stock pledge agreement which are filed as Exhibits "5" through "10" hereto.

     In connection with the refinancing described in Item 4 of this Amendment No. 9 to Triton's Schedule 13D, Triton as of March 2, 1992 has agreed to pledge to the bank lender, as security for the new loan, all of the shares of Actava Common Stock now or hereafter held by Triton as well as certain other assets of Triton. In connection with the bank commitment letter, Actava, Triton and the bank lender have entered into an agreement dated as of February 28, 1994, and to become effective upon the closing of the new loan, which provides registration rights and certain other rights to the bank lender with respect to the shares of Actava Common Stock to be pledged by Triton.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------


          1. Second Amendment to the Amended and Restated Loan Agreement between Triton Group Ltd. and The Actava Group Inc. dated December 7, 1993.*

          2. Amended and Restated Promissory Note of Triton Group Ltd. to The Actava Group Inc. dated December 7, 1993.*

          3. First Amendment to Amended and Restated Stock Pledge Agreement between Triton Group Ltd. and The Actava Group Inc. dated December 7, 1993.*

          4. First Amendment to the Amended and Restated Loan Agreement between Triton Group Ltd. and The Actava Group Inc. dated August 19, 1993.*

          5. Amended and Restated Loan Agreement by and between The Actava Group Inc. and Triton Group Ltd., dated June 25, 1993.*

          6. Amended and Restated Stockholder Agreement by and between Triton Group Ltd. and The Actava Group Inc., dated June 25, 1993.*

          7. Amended and Restated Stock Pledge Agreement by and between Triton Group Ltd. and The Actava Group Inc., dated as of June 25, 1993.*

          8. Amended and Restated Promissory Note made by Triton Group Ltd. to the order of The Actava Group Inc., dated June 25, 1993.*

          9. Mutual Release between Triton Group Ltd. and The Actava Group Inc., dated June 25, 1993.*

          10. Side Letter from The Actava Group Inc. to Triton Group Ltd., dated June 25, 1993.*

          11. Second Amended Joint Plan of Reorganization of Intermark, Inc., Triton Group Ltd., the Official Intermark Committee of Unsecured Creditors and the Official Triton Committee of Unsecured Creditors, as Modified by First and Second Plan Modifications, dated June 4, 1993.*

          12. Loan Agreement dated November 27, 1991 between The Actava Group Inc. and Triton Group Ltd.*

          13. First Amendment to Stockholder Agreement dated November 27, 1991 between The Actava Group Inc. and Triton Group Ltd.*

          14. Stock Pledge Agreement dated November 27, 1991 between The Actava Group Inc. and Triton Group Ltd.*

          15. Unconditional Guaranty dated November 27, 1991 from Intermark Inc. to The Actava Group Inc.*

          16. Stockholder Agreement dated May 22, 1989 between The Actava Group Inc. and Triton Group Ltd.*

- -------
*  Previously filed.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 1994               TRITON GROUP LTD.

                                    By:      /s/John C. Stiska
                                       ---------------------------------
                                    Name:  John C. Stiska
                                    Title: President and Chief Executive Officer

                                   APPENDIX A
                                   ----------

                               Triton Group Ltd.
                               -----------------


          The name, business address, and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each Director and Executive Officer of Triton are as follows:

Directors:
- ---------

          John C. Stiska - President and Chief Operating Officer, Triton Group Ltd.

          Michael M. Earley - Senior Vice President and Chief Financial Officer, Triton Group Ltd.

          Michael Cahr - Venture Group Manager, Allstate Venture Capital, Allstate Insurance Co.

          Richard Tartre - Managing Director, Eden Financial Group and FundMark Investment Company.

Executive Officers:
- ------------------

          John C. Stiska - President and Chief Executive Officer.

          Michael M. Earley - Senior Vice President and Chief Financial Officer.

          Mark G. Foletta - Vice President, Controller and Secretary

          The business address of each of the above-mentioned individuals is 550 West C Street, Suite 1880, San Diego, CA 92101. Each of such individuals is a citizen of the United States of America.